NO ACT

PE
2-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011585

Received SEC
APR 08 2009
Washington, DC 20549

April 8, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-8-09

John T. McKenna
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

Re: PetSmart, Inc.
Incoming letter dated February 9, 2009

Dear Mr. McKenna:

This is in response to your letter dated February 9, 2009 concerning the shareholder proposal submitted to PetSmart by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated February 20, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Susan L. Hall
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

April 8, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PetSmart, Inc.
Incoming letter dated February 9, 2009

The proposal requests that the board issue a report on the feasibility of PetSmart phasing out its sale of live animals by 2014.

There appears to be some basis for your view that PetSmart may exclude the proposal under rule 14a-8(i)(7), as relating to PetSmart's ordinary business operations (i.e., sale of particular goods). Accordingly, we will not recommend enforcement action to the Commission if PetSmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PetSmart relies.

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED

2009 FEB 23 PM 3:29

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

February 20, 2009

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. St. N.W.
Washington, DC 20549

Via regular and electronic mail: *shareholderproposals@sec.gov*

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for inclusion in the 2009 Proxy Statement of PetSmart Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated February 9, 2009, submitted to the SEC by PetSmart Inc. ("PetSmart" or "the company"). The company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(7), Rule 14a-8(i)(5), and Rule 14a-8(i)(3).

For the reasons that follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted from the proxy materials.

I. The Proposal Does Not Involve Ordinary Business Under Rule 14a-8(i)(7)

The company argues that the proposal seeks a report on "the sale of a particular product" and thus implicates ordinary business operations and is an attempt to micromanage the company. (No Action Ltr., p. 2.) As such, PetSmart asserts that the proposal falls within the ambit of Rule 14a-8(i)(7) and should be excluded.

A. The Subject Matter of the Proposal, Namely a Report on the Feasibility of Phasing Out the Sale of All Live Animals, Is Not Ordinary Business

The company's principal argument is that the Staff has previously determined that the sale of a particular product often implicates ordinary business.
PetSmart highlights Staff opinions that found the following activities to be ordinary business: i) the sale of sexually explicit material at Marriott Hotels and Kmart; ii) the sale of tobacco products at Walgreens, J.C. Penny's, and Albertson's; iii) the sale of glue traps at Home Depot and Lowes; and iv) the sale of birds at PetSmart. (No Action Ltr., p. 3.) As explained below, the proposal at issue is more analogous to Sturm, Ruger & Co. (avail. Mar. 5, 2001).

The report that PETA's proposal seeks from the Board goes beyond ordinary business concerns. As the Staff has recognized, a resolution that focuses on "sufficiently significant social policy issues ... generally would not be considered to be excludable, because the [proposal] would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* Exchange Act Release No. 40,018 (May 21, 1998). The proposal under review has as its essence important public policy issues relating to animal welfare and the cessation of documented animal abuse and neglect, much the same as the precedents cited on page 7 of the company's No Action Letter. Accordingly, the proposal is not subject to exclusion under Rule 14a-8(i)(7).

B. The Proposal Has Nothing to Do With Evaluating the Benefits and Risks of Selling Live Animals.

The Proposal from the first sentence through the last, relates to documented abuses at PetSmart and at PetSmart's live-animal supplier. Those abuses were recorded on video, were documented by PetSmart employees, and were witnessed by PETA's undercover investigator. It is PETA's position that there are ***no benefits whatsoever*** related to the sale of live, sentient animals, and therefore nothing for shareholders to evaluate. The "risks" are those described in the resolution – animal abuse and neglect which can be eliminated if the sale of all live animals is stopped. A more clear-cut case of a resolution involving significant social and public policy issues would be difficult to establish.

C. The Proposal Has Nothing to Do With Second-Guessing Management

It has already been shown that this resolution is not about ordinary business operation. It is about the Board's issuing to the shareholders a report on a significant policy matter, namely the elimination of animal neglect and suffering. Additionally, the company's argument that a "report would address the Company's general business strategies and operations... [and] would also offer the stockholders of the Company an opportunity to second-guess the Company's management" is poppycock. The resolution states that the report "should omit proprietary information," and a common sense reading of the proposal demonstrates that its level of concern is with corporate policy, not day-to-day operations.

D. The Proposal Has Nothing to Do With the Disclosure of Information Regulated by the SEC

PetSmart is clearly committed to the "kitchen-sink" approach to no action applications, no matter how twisted its positions become in the process. The company asserts that the resolution might require "additional supplemental disclosure" because of the potential that the report "might have future material financial impact on [the] company." PetSmart cannot take the position that the proposal is ordinary business operations constituting less than 5% of total assets, net earnings and gross sales, and prevail on the argument that issuance of the report will have a material impact on the company. In short, this is simply an attempt to throw the spaghetti against the wall to see what might stick. This one doesn't stick.

E. The Proposal Raises Significant Social Policy Concerns

PETA's proposal provides as much detail as possible in the *Supporting Statement* recounting how the abuse and mistreatment of animals constitutes a major animal welfare issue. It is disingenuous of PetSmart to claim that this proposal concerns product selection.

The proposal under review is similar to those reviewed in *3M Co.* (avail. Feb. 22, 2005); *Wyeth* (avail. Feb. 4, 2004), *Wendy's Int'l* (avail Feb. 8, 2005), *Hormel Foods Corp.* (avail. Nov. 10, 2005), *Woolworth Corp.* (avail. April 11, 1991) – each was fundamentally concerned with improving animal welfare and eliminating animal abuse, pain, and suffering. Those are precisely the public policy objectives that the resolution encourages the Board to accomplish by reporting on the feasibility of phasing out sales of live animals.

Moreover, PetSmart's sale of animals should be informed by the outcome in *Sturm, Ruger & Co.* (avail. Mar. 5, 2001), where the Staff concluded that a resolution aimed at reducing the violence caused by guns was not subject to exclusion. The difference between *Sturm* and the precedents PetSmart cites to on page 3 of its No Action Letter is that Sturm, Ruger & Company was in the business of manufacturing and selling firearms, while Marriot Hotels and Kmart were not in the primary business of peddling sexually explicit materials. Nor was the sale of tobacco products at Walgreens, J.C. Penny's, and Albertson's their primary business.

But in this case, the sale of animals is an intrinsic part of PetSmart's business because the entire business is dedicated to animals and products for and about animals, such as food, toys, cages, bedding, etc. Similarly the sale of firearms, ammunition, holsters, targets, hunting paraphernalia and so forth are the medium of the firearms industry. The firearm was the focus of *Strum, Ruger & Co.* and the violence related to it, while the animal is the focus of this resolution, and the neglect attendant to the sale of pets. Accordingly, the Staff's decision should be governed consistent with the most applicable precedent, namely *Strum, Ruger & Co.*

II. PetSmart's Contention That the Proposal Is Excludable Under Rule 14a-8(i)(5) Is Without Merit

Although PetSmart claims that animal sales account for less than 5 percent of PetSmart's total revenue, live-animal sales and the presence of live animals in stores are considered by the pet industry to be instrumental in boosting the sales of lucrative products such as pet food, pet supplies, pet services, and pet luxury items. Former PETCO CEO Brian Devine asserted that "you sell five times as much of the hard goods as you do without the live stock" (*California CEO*, January 1, 2002).

By drawing in store traffic and committing customers to years of supply and service needs, the financial implications of the sale of animals extend far beyond the purchase price and obviously have a significant impact on the other portions of the issuer's business. PetSmart's decision not to sell dogs and cats attests to the fact that animal sales, or the decision not to engage in them, have a material relationship to the business.

Two facts are of overarching significance. First, the proposal seeks a ***report*** from the Board, not control of product lines. Second, exclusion under the "5 percent rule" fails because of the social policy issue of significant concern to the public. Each of those factors vitiates the argument for exclusion under Rule 14a-8(i)(5).

III. PetSmart's Allegations That the Proposal Contains Materially False or Misleading Statements Are Themselves False and Misleading

Rule 14a-8(i)(3) prohibits a company from excluding a proposal merely because it "objects to factual assertions because they are not supported." As the Staff has noted, the company's statement in opposition to the proposal is the proper forum for disputing the facts.

Notwithstanding the foregoing, each controverted statement is supported by hard evidence.

> *1. **Proponent's Statement:** "During a 2006 undercover investigation at a PetSmart store in Manchester, Conn. – a store with an on-site animal hospital -- PETA documented that more than 100 small animals (including hamsters, rats, lizards, chinchillas, and birds) were deprived of veterinary care and slowly dying."*

Response/Evidence:

Regardless of PetSmart's written corporate policies, the conditions in the store PETA investigated were such that animals were deprived of veterinary care until they died. There was a routine lack of veterinary care leading to the lengthy illnesses and deaths of over a hundred animals that are documented in a three month period. PETA's investigator signed a 20-page affidavit summarizing many of the animals' health issues observed.

> *2. **Proponent's Statement:** "PetSmart also often allows unqualified employees to "diagnose" and attempt to treat sick or injured animals..."*

Response/Evidence:

The investigator's affidavit addresses this issue as well, and also details the PetSmart written policy that employees were provided instructing them to administer antibiotics to sick animals and then only to seek veterinary care if the animals' condition does not improve "after a few days." PETA has a copy of that policy, titled "Antibiotic Use in PetSmart Stores."

> *3. **Proponent's Statement:** "... [a]nd its stores have had undisclosed disease outbreaks, which sicken animals and are often transmissible to humans."*

Response/Evidence:

In December, 2006 PetSmart issued an alert to "all PetSmart Store Managers" that small animals had tested positive for salmonella and listed steps to be taken by employees, including treating all small animals with an antibiotic for two weeks. The memo directed further that PetSmart personnel could continue selling these animals, with no instructions concerning notice to the public about possible contamination.

*4. **Proponent's Statement:** "The following are some of the abuses documented during a 2007 undercover investigation (see PetSmartCruelty.com) at major PetSmart supplier, which the company still uses:"*

Response/Evidence:

PetSmart objects to PETA's referring shareholders to a web site for more information, as "a blatant attempt by the Proponent to try to evade Rule 14a-8(d) which limits the Proponent's proposal and supporting statement to 500 words." First, the 500 word limitation rule has nothing to do with allegations that a statement is false and misleading. And second, there is no rule or regulation prohibiting references to other sources.

*5. **Proponent's Statement:** "Rabbits underwent neuter surgeries at the ungloved, unsanitized hands of an employee (who was not a veterinarian) in a dirty room with an often-contaminated, dull razor. The employee prepped rabbits' scrotums with Purell Hand Sanitizer. He wiped blood off fresh, open incisions with Clorox Disinfecting Wipes, which was deemed "completely inappropriate and dangerous" by a veterinary expert who reviewed the footage. An improperly anesthetized rabbit kicked and fought during surgery."*

Response/Evidence:

PETA's investigator recorded footage of at least ***five*** rabbits being neutered on October 20, 2007, and no fewer than ***three*** rabbits being neutered on November 8, 2007, two of whom were undergoing a second surgery because they were still bleeding profusely after the first botched attempts.

Rabbits may not have been the only animals at Rainbow Exotics subjected to surgeries by laypeople. A Rainbow's employee told PETA's investigator that ferrets were also neutered, spayed, and had scent glands removed by non-veterinary personnel.

*6. **Proponent's Statement:**. 'Young parrots and cockatoos were deprived of adequate veterinary care... Many other animals were also denied veterinary care. In more than two months of employment, PETA's investigator never saw a veterinarian visit the facility."*

Response/Evidence:

Rainbow Exotic's owner admitted on October 1, 2007 that they do not consult a veterinarian about bird health issues. When PETA's investigator asked if a baby Goffin's cockatoo that had been sick for three months could see a veterinarian, the request was denied. The cockatoo died from what two experts opined was starvation resulting from a "woeful lack of appropriate medical intervention." (Exhibit 4.) The infant bird was lethargic, unable to properly digest food, and cried constantly for the first six weeks of PETA's undercover investigation before the animal's death between October 23 and October 25. Dr. Brown and Dr. Nye, who thoroughly reviewed the details of this case and watched video footage of the cockatoo, wrote of the bird's condition:

> "This can be caused by a wide variety of diseases, ranging from disease of the crop to systemic disorders. There was no evidence that a veterinarian was consulted at any time to aid in a diagnosis or treatment regime. ... If an avian veterinarian had been consulted, a tentative diagnosis could have been made and a more appropriate treatment regime could have been instituted. [The cockatoo] would not have had to go through repeated ineffective treatments for several weeks."

PETA's investigator worked the day shift ("first shift") about 50% of the time, over the course of more than two months of employment. She asked a more senior bird nursery worker if she had ever seen a veterinarian treating the birds. The worker replied that she had not seen, nor was she aware of, any veterinarian visits during her 18 months as an employee. (Log notes, September 18, 2007.)

Rainbow failed to provide veterinary care to animals with injuries, including injuries from fights, falls, and accidents. On September 28, 2007 an employee found an umbrella cockatoo in an outdoor cage with a string wrapped around and embedded in his/her foot. It appeared that the string had been there for weeks since skin had grown over it, and parts of the bird's foot were missing. (Exhibit 2 and 3.)

Injuries were also rampant among young conures at Rainbow. At least six baby birds sustained painful foot injuries. (Exhibit 2.) An employee told the investigator that workers broke the conures' feet when they changed the bedding in the birds' cages. (Exhibit 3.) Dr. Brown and Dr. Nye commented:

> Foot injuries were common in a group of baby conures. No apparent attempt was made to diagnose or prevent this from happening. It may have been the result of inappropriate cage flooring and may have been entirely preventable. The foot injuries we saw photos of would have been very painful and no pain management was evident. (Exhibit 4.)
>
> Injuries caused by fights were not treated. Injuries, particularly in rodents, can result in abscesses and most certainly can be painful. Severe injuries observed at this facility did not result in either treatment or euthanasia to ease suffering. No pain management was evident in any of the documentation we reviewed. (Exhibit 4.)

PetSmart didn't inspect Rainbow Exotics until several days after the results of PETA's investigation were made public, giving the vendor ample time to "window dress" its operations. PetSmart admits that it gives vendors "a day or two" advance notice before annual inspections, ample time to clean up or cover up problems.

The exhibits referenced above which can be furnished upon the Staff's request, include the following:

Exhibit 1: 2 DVDs containing video footage; footage list
Exhibit 2: CD of photographs taken by the investigator
Exhibit 3: Affidavit from the investigator
Exhibit 4: Brown/Nye expert statement

IV. Conclusion

For the foregoing reasons, we respectfully request that the SEC advise PetSmart that it will take enforcement action if the company fails to include PETA's proposal in its 2009 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at Shall@Fairchild.com or 202-641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall
Pro Bono Counsel
SLH/pc

cc: John T. McKenna, Esq. (via e-mail: jmckenna@cooley.com)

Cooley

GODWARD KRONISH

RECEIVED

2009 FEB 10 AM 10:40

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

JOHN T. MCKENNA
(650) 843-5059
jmckenna@cooley.com

February 9, 2009

VIA EMAIL: *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PetSmart, Inc. (File No. 000-21888)
Stockholder Proposal from People for the Ethical Treatment of Animals

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, PetSmart, Inc. (the "***Company***"), to omit from its proxy statement and form of proxy for the Company's 2009 Annual Meeting of Stockholders (collectively, the "***2009 Proxy Materials***") a stockholder proposal and statements in support thereof (the "***Proposal***") received from People for the Ethical Treatment of Animals (the "***Proponent***"). The Proposal requests the Board of Directors to produce a report by December 2009 on the feasibility of PetSmart phasing out the sale of live animals by 2014. The Proposal is attached hereto as **Exhibit A**.

This is the third stockholder proposal submitted by the Proponent to the Company since 2006: (i) *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal to prepare report regarding ending the sale of birds excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations (i.e., sale of particular goods)) and (ii) *PetSmart, Inc.* (avail. Mar. 28, 2008) (proposal to implement pet care policies excludable under Rule 14a-8(i)(10) as the proposal had already been substantially implemented by the Company).

On behalf of our client, we hereby notify the Division of Corporation Finance of the Securities and Exchange Commission (the "***Commission***") of the Company's intention to omit the Proposal from its 2009 Proxy Materials on any one or all of the bases set forth below, and we respectfully request the staff of the Commission (the "***Staff***") to concur in our view that:

I. The Proposal is excludable under Rule 14a-8(i)(7), because the Proposal deals with matters related to the Company's ordinary business operations;

II. The Proposal is excludable under Rule 14a-8(i)(5), because it relates to operations which account for less than 5 percent of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business; and

III. The Proposal is excludable under Rule 14a-8(i)(3), because it contains materially false or misleading statements.

In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2009 Proxy Materials. The Company intends to file its definitive 2009 Proxy Materials on or about May 4, 2009. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Commission. Pursuant to Staff Legal Bulletin No. 14D (CF) "Shareholder Proposals" (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to *shareholderproposals@sec.gov.*

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks to have the Board of Directors issue a report to the stockholders by December 2009 on the feasibility of the Company phasing out the sale of live animals by 2014. As more fully explained below, there is strong precedent that stockholder proposals requiring a company to prepare a report to the stockholders regarding the sale of a particular product or service are within the ambit of a company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Commission Release No. 34-40018 (May 21, 1998) (the "***1998 Release***"). The 1998 Release further states two central considerations underlie this policy. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" they are not proper subjects for shareholder proposals. The Commission stated the other policy underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." As explained more fully below, the sale of live animals is a matter of the Company's ordinary business operations and thus the Proposal is excludable.

In its 1983 release, the Commission specifically addresses the issue of the excludability under Rule 14a-8(i)(7) of proposals requesting reports to the stockholders on matters which relate to a company's ordinary business operations. *See* Commission Release No. 34-20091 (Aug. 16, 1983). "[T]he staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable." *Id.* As explained more fully below, the subject matter of the report required by the Proposal involves management's decision on whether the Company should sell live animals. The sale of products, as discussed below, has traditionally been found to be a matter of a company's ordinary business operations and thus the Proposal is excludable. In fact, the Staff in

PetSmart, Inc. (avail. Apr. 14, 2006) has already excluded a proposal from the Proponent requesting a report regarding ending the sale of birds. The current Proposal merely extends the class of pets subject to a new report from birds to all live animals, presumably also fish.

A. The Subject Matter of the Report Requested By the Proposal Involves the Decision to Sell Live Animals Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

The Company is the nation's leading retail supplier of products, services, and solutions for the lifetime needs of pets. An integral part of its business is selecting and retaining various suppliers and selecting the type of products, including certain small animals, and services to be offered at its retail stores. The Company sells small animals such as birds, small rodents, reptiles and fish. Rather than engaging in the sale of dogs and cats, the Company has instead focused its efforts in working with local organizations to facilitate the adoption of dogs and cats.

The ability to make decisions regarding product selection is fundamental to management's ability to control the operations of the Company, and is not appropriately delegated to, or micro-managed by, the Company's stockholders. The Staff has consistently agreed with this assessment and taken the position that the sale or distribution of a particular category of products and services, whether considered controversial or not, is part of a company's ordinary business operations. *See, e.g., Marriott International, Inc.* (avail. Feb. 13, 2004) (proposal prohibiting the sale of sexually explicit material at Marriott owned and managed properties excludable as relating to the sale and display of a particular product). In *Kmart Corp.* (avail. Feb. 23, 1993) (proposal to terminate sale of adult media products) and *Kmart Corp.* (avail. Mar. 13, 1992) (proposal to terminate sale of periodicals containing certain content), the Staff concurred that such proposals could be excluded because they related to the sale of a particular product. *See also Albertson's, Inc.* (avail. Mar. 18, 1999) (proposal prohibiting the sale and promotion of tobacco products was excludable because it involved "the sale of a particular product"); *J.C. Penney Co.* (avail. Mar. 2, 1998) (proposal prohibiting the sale of cigarettes was excludable because it involved "the sale of a particular product"); *Walgreen Co.* (avail. Sept. 29, 1997) (proposal prohibiting the sale of cigarettes was excludable because it involved "the sale of a particular product"). In addition to *PetSmart, Inc.* (avail. Apr. 14, 2006), the Staff permitted the exclusion in *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2008) of a proposal requesting that the board issue a report on the viability of Wal-Mart's U.K. cage-free egg policy as relating to Wal-Mart's ordinary business operations. In *Home Depot, Inc.* (avail. Jan. 24, 2008), the Staff permitted the exclusion of a proposal from the Proponent related to the sale of glue traps as relating to Home Depot's ordinary business operations. The Staff again took a similar position in *Lowe's Companies, Inc.* (avail. Feb. 1, 2008) permitting the exclusion of a proposal seeking the end of the sale of "devices that are cruel and inhumane to the target animals" as relating to Lowe's ordinary business operations.

Furthermore, the Staff has not only permitted the exclusion of proposals which require the prohibition of the sale of a particular product, but the Staff has also permitted the exclusion of proposals which are generally directed at the sale of products. In *Phillip Morris Companies* (avail. Feb. 22, 1990), the Staff permitted the exclusion of a proposal that required Phillip Morris to refrain from lobbying activities and expenditures to influence legislation concerning the sale and distribution of tobacco products. The Staff specified that since the proposal was directed at the company's lobbying activities concerning its products, the proposal involved Phillip Morris' ordinary business operations and could thus be excluded. Similarly, although the Proposal does not explicitly require the Company to stop selling live animals, it is directly related to the Company's decision as to whether it will continue the sale of live animals. Thus, the Proposal is excludable.

B. The Proposal Requests the Board of Directors to Prepare a Report to the Stockholders in Order for the Stockholders to Evaluate the Benefits and the Risks of the Sale of Live Animals on the Company, Which Relates to the Company's Ordinary Business Operations and Thus the Proposal is Excludable.

The Proposal does not specifically identify the factors to be considered by the Board of Directors in the preparation of the requested report. However, the requested "feasibility" report would clearly require an internal assessment of the benefits and risks associated with the continued sale of live animals by the Company. While not specifically requesting that a risk analysis be undertaken, the Proponent clearly infers that risks should be considered. We believe therefore that the Proposal is of the type of excludable proposal which the Staff identified in Staff Legal Bulletin no. 14C (CF), released June 28, 2005. Proposals that pertain to the evaluation of risk have been found to involve a company's ordinary business operations, and are thus properly omitted pursuant to Rule 14a-8(i)(7). In the matter at hand, the Proposal focuses on the risks attendant to "negative media attention" and corporate image by calling stockholders' attention to an NBC *Today Show* from on or about January 23, 2008. The Proposal implies that if the Company does not end the sale of live animals, the Company will continue to suffer "negative media attention" which will adversely affect stockholder value.

The Proponent seeks to confuse stockholders by asking for a report by December 2009 on the feasibility of PetSmart phasing out the sale of live animals by 2014 by attempting to link the need for such report to allegations of wide-spread animal abuse, which the Company denies. In *PetSmart, Inc.* (avail. Apr. 14, 2006), the Proponent attempted to link the need for a similar report with respect to the sale of birds to the overpopulation of birds and such proposal was deemed to be excludable. In *PetSmart, Inc.* (avail. Mar. 28, 2008), the Proponent made similar allegations of wide-spread animal abuse and relied on such allegations in their request for the implementation of pet care policies. This proposal was deemed excludable by the Staff as the proposal had already been substantially implemented by the Company.

Evaluation of risks regarding potential damage to reputation is a fundamental part of ordinary business operations, and is best left to management and the board of directors. *See, e.g., Newmont Mining Corp.* (avail. Feb. 4, 2004) (proposal requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities excludable on the basis that it pertained to the "evaluation of risk"). *See also, Weatherford International Ltd.* (avail. Feb. 25, 2005) (proposal for the disclosure of the impact of a past reincorporation of the company excludable as an evaluation of items relating to its ordinary business operations); *Dow Chemical Co.* (avail. Feb. 13, 2004) (proposal requesting a report on certain toxic substances excluded as relating to the "evaluation of risks and liabilities"); *American Int'l Group, Inc.* (avail. Feb. 19, 2004) (proposal to review the effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy excludable as relating to an "evaluation of risks and benefits"). Since the Proposal requires a report which, in part, requires an evaluation of the risk to the Company's reputation, it involves the Company's ordinary business operations and thus is excludable.

C. The Proposal Seeks to Second-Guess the Company's Management in Requesting a Report Regarding the Company's Decision to Sell Pets and Thus is Excludable as Involving the Company's Ordinary Business Operations.

As expressly stated in the 1998 Release and most state corporate laws, a company's management and the board of directors are best situated to resolve ordinary business problems and decisions. *See, e.g., Pfizer, Inc.* (avail. Jan. 28, 2005) (proposal requiring that the company make no more donations or contributions designed to promote animal testing deemed excludable). Likewise, proposals which potentially provide stockholders with the ability to second-guess management's decisions regarding ordinary business decisions constitute an attempt to interfere with the day-to-day conduct of ordinary business operations.

In the matter at hand, the Proposal requests the Board of Directors to "produce a report on the feasibility of PetSmart phasing out its sale of live animals by 2014." Not only would the report address the Company's general business strategies and operations, which are generally excluded, *see General Electric Co.* (avail. Jan. 7, 2005) (proposal requiring the board of directors of the company to review certain management was excludable), but the Proposal would also offer the stockholders of the Company an opportunity to second-guess the Company's management. As discussed more fully above, the Proposal requests a report in order for the stockholders to evaluate the risk to the Company's reputation regarding the sale of live animals. Even though stockholders are not expressly given the right to evaluate potential risk, by asking for stockholders to be provided a feasibility report, the Proposal invites the stockholders to second-guess management in decisions concerning the Company's ordinary business operations.

D. The Proposal Requires an Additional Supplemental Disclosure by the Company of Information Already Regulated by the Commission Which Relates to the Ordinary Business Operations of the Company and Thus the Proposal Should be Excluded.

The Staff has consistently allowed the exclusion of proposals involving the content of a company report to stockholders which exceed legal requirements because such proposals relate to the company's ordinary business operations. *See, e.g., International Business Machines Corp.* (avail. Jan. 19, 1999) (proposal urging the board to establish corporate political contribution guidelines and reporting provisions and publish those provisions in the annual report to the stockholders on Form 10-K was deemed excludable). *See also, Circuit City Stores,*

Inc. (avail. Apr. 6, 1998) (the proposal was excludable because it would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports). In *Circuit City Stores, Inc.* (avail. Apr. 6, 1998), the Staff emphasized that even if the subject-matter of the proposal "does not necessarily involve matters relating to the Company's ordinary business operations" the exclusion would still apply if it would "require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports."

The Proposal requests that the Board of Directors issue a report by December 2009 to the stockholders "on the feasibility of PetSmart phasing out its sale of live animals by 2014." Although the Proposal does not require the report be included in any of the Company's periodic reports, it does require supplemental disclosure, beyond legal requirements, of the type of information already regulated by the Commission. The Commission regulates disclosure by companies to ensure that stockholders and potential investors have sufficient information to make informed decisions about such companies. The Commission's rules and regulations govern disclosure of not only material information about current conditions affecting a company, but also any known risks and uncertainties that might have future material financial impact on such company. Whether to disclose such information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. *See Weatherford International Ltd.* (avail. Feb. 25, 2005). The Company already addresses the risk and potential adverse publicity associated with the sale of small pets in its periodic reports. As noted in the Company's Annual Report on Form 10-K for the year ended February 3, 2008:

> ***"Our business exposes us to claims, litigation and risk of loss that could result in adverse publicity, harm to our brand and impact our financial results.***
>
> We are occasionally subject to claims due to the injury or death of a pet in our stores or while under our care. We may also be subject to claims resulting from the transfer of diseases from pets in our stores to other animals, associates and customers in our stores. From time to time, we have been subject to class action lawsuits, governmental action, intellectual property infringement claims, product liability claims for some of the products we sell and general liability claims resulting from store based incidents. Any negative publicity or claims relating to any of the foregoing could harm our reputation and business, as well as expose us to litigation expenses and damages."

E. The Proposal Does Not Raise Significant Social Policy Issues Because it Does Not Relate to the Mistreatment or Abuse of Animals by the Company, But Instead Relates to the Sale of Pets by the Company.

The Company does not believe that the Proposal raises a significant social policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7). The Staff has found that some of the issues that raise a "significant social policy issue" include (i) animal testing, *see 3M Co.*

(avail. Feb. 22, 2005); *Wyeth* (avail. Feb. 4, 2004); (ii) food safety and the inhumane killing of animals, *see Wendy's Int'l, Inc.* (avail. Feb. 8, 2005) and *Hormel Foods Corp.* (avail. Nov. 10, 2005); (iii) animal abuse, *see Woolworth Corp.* (avail. April 11, 1991); and (iv) drug safety and women's health concerns, *see Wyeth* (avail. Feb. 8, 2005). The Proposal does not involve, and is not related, to any of the above issues, but instead involves a report that merely details whether it is feasible to phase out the sale of small animals as pets. It is important to note that the mere fact that a proposal is tied to a social issue does not mean that Rule 14a-8(i)(7) does not apply. *See, e.g., Pfizer, Inc.* (avail. Jan. 28, 2005) (proposal prohibiting the company from making donations which contribute to animal testing was excludable). Even if a report relating to the sale of live animals was deemed to involve a significant policy issue, the Proposal nevertheless is excludable with respect to the Company because it implicates the Company's ordinary business operations as they relate to the selection and evaluation of products, including pets, offered to customers. For example, the Staff has granted no-action relief under the ordinary business exception for the exclusion of proposals related to sales of other potentially controversial subject matters, such as drug marketing, tobacco, handguns and landmines. *See Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (proposal to stop selling handguns and ammunition); *Albertson's, Inc.* (avail. Mar. 18, 1999) (proposal to stop selling, advertising or promoting tobacco products); *Alliant Techsystems Inc.* (avail. May 7, 1996) (proposal to end all research, development, production and sales of antipersonnel mines).

In addition, the Staff has consistently drawn a distinction between the manufacturer and the vendor of products with respect to proposals dealing with tobacco, firearms and other products that may be deemed to raise significant policy issues. Time after time, the Staff has taken the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludable from the company's proxy materials pursuant to Rule 14a-8(i)(7). Compare *Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (proposal requesting that the retailer stop selling handguns and their accompanying ammunition was excludable) with *Sturm, Ruger & Co.* (avail. Mar. 5, 2001) (proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludable). *Albertson's, Inc.* (avail. Mar. 18, 1999); *J.C. Penney Co.* (avail. Mar. 2, 1998); and *Walgreen Co.* (avail. Sept. 29, 1997) all provide additional examples of situations where the Staff found that the proposals requiring retailers to stop selling tobacco or cigarettes were excludable under Rule 14a-8(i)(7). As the Company is not a breeder of live animals, but instead offers customers the opportunity to purchase a small animal pet as merely one aspect of the products, services and amenities that are available through the Company's retail stores, the Company believes that the Proposal may be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(5) Because it Relates to Operations Which Account for Less than 5 Percent of the Company's Total Assets, Net Earnings and Gross Sales, and is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) permits the omission of a proposal which relates to operations which account for less than 5 percent of a company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to a company's business.

The Proposal requests a report regarding the sale of live animals by the Company. The Company's operations involving the sale of live animals account for less than 5% of its total assets at the end of its most recent fiscal year and less than 5% of its net earnings and gross sales for its most recent fiscal year. The Company has no future plans that will significantly alter these percentages. As such, the relation of the Proposal to the Company's operations does not meet any of the economic tests provided by Rule 14a-8(i)(5).

The Staff has recognized that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Commission Release No. 34-19135 (Oct. 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* The Company's business includes (i) the sale of various types of pet food and supplies, (ii) complete pet training, education, grooming, styling and adoption services, (iii) the operation of veterinary hospitals inside many of its stores, and (iv) the operation of pet boarding and day camp services. The sale of small animals does not have a significant impact on any other segment of the Company's business and could not reasonably be expected to "subject the Company to significant contingent liabilities."

Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 & n.16 (D.D.C. 1985), in which a proposal relating to the mistreatment of animals, namely the procedure used to force-feed geese for the production of pate de fois gras was "otherwise significantly related" and thus was not excludable. *See also, J.P. Morgan & Co.* (avail. Feb. 5, 1999), in which the Staff concurred that the company could rely on Rule 14a-8(i)(5) to omit a proposal asking it to discontinue banking services with Swiss entities until all claims made by victims of the Holocaust and their heirs were settled and total restitution made, because the company's operations related to Switzerland were less than 5% and the proposal was not otherwise significantly related to the company's business. In addition, in *Hewlett-Packard Co. (Reik)* (avail. Jan 7, 2003) the staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's violation of numerous United Nation Resolutions and human rights violations.

The Company is aware of the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and of the nation's public policy against "unnecessary cruelty to animals." *See Humane Society of Rochester v. Lyng*, 633 F. Supp. 480 (W.D.N.Y. 1986). With respect to the treatment of animals, the Commission has been unwilling to exclude proposals pursuant to Rule 14a-8(i)(5) which have generally addressed (i) the testing of animals by pharmaceutical companies, cosmetic companies, *see Avon Products, Inc.* (avail. March 30, 1988), and consumer product companies, *see Proctor & Gamble Co.* (avail. July 27, 1988), and (ii) issues such as the "factory farming" of animals by food processors, *see PepsiCo., Inc.* (avail. Mar. 9, 1990). However, the Proposal in the matter at hand is significantly different as it merely requests a report regarding whether it is feasible for the Company to phase out the sale of live animals by 2014. The Proposal, despite its lurid and misleading description of two supposedly "undercover" investigations, does not relate to "cruelty to animals" in any way, but rather to the business issue of whether the Company, which serves the needs of pets and their owners, should continue its sale of small animals as pets.

III. The Proposal is Excludable Under Rule 14a-8(i)(3), Because it Contains Materially False or Misleading Statements.

Rule 14a-8(i)(3) of the Exchange Act provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from proxy materials when such proposals and supporting statements contained false or misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See Farmer Bros. Co.* (avail. Nov. 28, 2003); *Monsanto Co.* (avail. Nov. 26, 2003); *Sysco Corp.* (avail. Aug. 12, 2003); *Siebel Sys., Inc.* (avail Apr. 15, 2003). Specifically, the Staff stated in Staff Legal Bulletin No. 14B that companies may rely "on Rule 14a-8(i)(3) to exclude or modify a statement . . . where [(a)] statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; [(b)] the company demonstrates objectively that a factual statement is materially false or misleading . . ." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Proponent has made the following statements in support of the Proposal which the Company considers to be materially false and misleading in violation of the Commission's proxy rules for the reasons set forth below:

1. **Proponent's Statement:** *"During a 2006 undercover investigation at a PetSmart store in Manchester, Conn. – a store with an on-site animal hospital – PETA documented that more than 100 small animals (including hamsters, rats, lizards, chinchillas, and birds) were deprived of veterinary care and slowly dying."*

The statement is false and materially misleading because the statement suggests a policy of mistreatment of animals that is completely false and directly contradicted by a governmental investigation of animal care practices at this store as discussed below.

The Company has approximately 1,000 pet store locations across the United States and Canada and has approximately 42,000 employees. The Company does not "deprive" the animals in its care of medical treatment and humane care, and the statement lacks factual foundation. In fact, the Company's pet care procedures **require** associates to seek veterinary care promptly for any animal which is in need of such care.

Since 1997, the Company's Vet Assured program has provided a comprehensive veterinarian developed and supervised care program that includes standards for, and the monitoring of, the breeding, care and transportation practices and policies of the Company's pet suppliers, the conduct of examinations by trained associates of all pets before they are offered for sale, and the expert care of pets while in the Company's pet superstores. The polices and procedures also include care guides to ensure pets are provided proper diets and environmental conditions. The Company works diligently to care for the animals in its stores and considers pet care fundamental to its corporate mission. All managers are annually asked to sign an acknowledgement regarding pet care and safety in the Company's pet superstores. The Company routinely reviews and revises its pet care policies and procedures, with the most recent revisions in July 2007.

The Company offers a toll free telephone number for customers to use and investigates all reports involving the mistreatment of pets in accordance with its policies and procedures. In response to an anonymous call, now known to have been placed by the Proponent's undercover investigator, made to the CareSmart Line in November 2006, the Company promptly sent both a district manager and district service manager unannounced to its Manchester store to review the anonymous claims and no issues were noted regarding the care of animals. A follow-up call was made to the CareSmart Line in December 2006, and again a district manager and district store manager were sent to the Manchester store and noted that all policies and procedures were in place. The store manager and pet care manager were instructed to review the Company's policies and procedures with all members of the pet care staff and store management team, which in fact occurred in December 2006.

The Proponent's statement is directly contradicted by a February 21, 2007, Pet Shop Inspection Report of the Connecticut Department of Agriculture's Animal Control Division (the "***ACD***"). The Proponent also filed a criminal complaint, and in response the Manchester Police Department also conducted an investigation in conjunction with the ACD and the Office of the State's Attorney for the State of Connecticut concluded "there is no basis upon which to initiate criminal charges."

The report prepared by the ACD actually shows the Manchester store meets all of the state of Connecticut's requirements. Although the report indicates the inspection was not made in response to a complaint, it came on the heels of the Proponent's publication in late January 2007 of the results of its clandestine "investigation" in the Manchester store. What the Proponent describes as the deprivation of veterinary care, was not found to be so by the ACD, making the Proponent's statement materially false and misleading as exemplary of the general conditions of animal care at the Manchester store, and by extrapolation other Company stores. In addition, via a letter dated March 26, 2007, the Office of the State's Attorney for the State of

Connecticut notified the Proponent "there was no evidence that PetSmart engages in systematic or routine procedures evidencing cruelty to animals." In addition, the Office of the State's Attorney informed the Proponent that the Proponent's own investigator "indicated that she had not observed any overt acts of cruelty on the part of any PetSmart employee." The statement should be excluded from the Proposal because the words of the Proponent's own investigator and the report of an impartial government agency acting without agenda contradict the Proponent's statement.

For the foregoing reasons, the above statement should be excluded because the statement not only directly impugns the character, integrity, and reputation of the Company using such inflammatory language as "deprives" and "slowly dying", but the statement is also materially false and misleading.

2. **Proponent's Statement:** *"PetSmart also often allows unqualified employees to "diagnose" and attempt to treat sick or injured animals . . ."*

These statements are also materially false, misleading and inflammatory. As discussed above, the Company has detailed policies and procedures in place to document the treatment of sick or injured animals at each pet superstore. In their entirety, the statements create a materially false and misleading impression of the Company's pet care and treatment policies.

The Company's detailed pet care policies are distributed to all employees and the Company's priority of maintaining high standards for humane pet care and treatment are summarized in the Company's Code of Ethics available on the Company's web site. The Company takes very seriously its commitment to provide the very best care for its animals, and promptely responds to customer or employee complaints about the treatment of animals in the Company's stores, as has been cited herein.

The statements, directly and through their implications, impugn the character, integrity, and reputation of the Company and should be excluded.

3. **Proponent's Statement:** *"[a]nd its stores have had undisclosed disease outbreaks, which sicken animals and are often transmissible to humans."*

This statement is an inappropriate attempt to scare stockholders and potential investors by invoking "undisclosed disease outbreaks," which is not only materially false, misleading and inflammatory, but wholly irresponsible. The Proponent clearly seeks to prey upon the public's fears of contracting diseases from animals as the Proponent attempted to do in *PetSmart, Inc.* (avail. March 28, 2008) by referencing "undisclosed salmonella outbreaks," and now psittacosis from birds. This statement wrongfully and falsely suggests the Company has a lack of concern for not only its animals, but also for its customers, their pets and the communities in which its stores are located, when in fact the opposite is true.

From May 1, 2007 to January 18, 2008, the Centers for Disease Control and Prevention (the "***CDC***") received reports of salmonella infection in 103 people across the United States, most of them children, in 33 states. Fortunately, there were no deaths. None of these sicknesses have been linked to an animal sold in a PetSmart store. An investigation showed that most of the sick people were exposed to a turtle. According to a representative of the U.S. Food and Drug Administration's Center for Veterinary Medicine "it is small turtles that most often are put in contact with young children, where the consequences of infection are likely to be severe." See FDA Consumer Health Information, (Jan. 25, 2008) *Pet Turtles: Cute but Contaminated with Salmonella*. In accordance with the U.S. Food and Drug Administration's 1975 ban, the Company does not sell turtles with a shell less than four inches long. In addition, as salmonella is found in most reptiles, the Company's policies require that purchasers of reptiles, rodents and other companion pets be advised in writing their new pet may carry salmonella and proper sanitary measures should be taken after handling any pet.

In December 2007, the Company voluntarily and proactively suspended the sale of birds in all of its U.S. stores after random-sample testing by the Company found that a small percentage of cockatiels tested positive for psittacosis, a disease which could be transmitted from a sick bird to a human. The CDC reports "[s]ince 1996, fewer than 50 confirmed cases [of psittacosis] were reported in the United States each year. Many more cases may occur that are not correctly diagnosed or reported." The Company subsequently resumed the sale of certain birds, but determined not to continue to sell other birds. The Company notified the appropriate state health officials and contacted every customer that had purchased *any* bird from the affected stores, not just cockatiels. The Company also prepared a fact sheet about the disease, which is available in its stores and on its website. These clearly are not the actions of a company seeking to hide "outbreaks" of any sort.

In the past, the Company has discontinued the sale of certain live animals for various reasons. For example, earlier this decade, the Company stopped selling iguanas, the Company's top selling reptile, as the Company believed that customers were, in general, unaware of the size to which iguanas can grow and the special care iguanas can require, thereby resulting in pet abandonment. In December 2007, following initial tests in select markets of the sale of rabbits, the Company decided not to proceed with such sales for financial reasons and to instead support in-store adoption of rabbits. In addition, the Company has never sold dogs or cats and actively supports various adoption programs.

In summary, for all the above stated reasons, the statement should be excluded from the Proposal.

4. **Proponent's Statement:** *"The following are some of the abuses documented during a 2007 undercover investigation (see PetSmartCruelty.com) at a major PetSmart supplier, which the company still uses:"*

The Proponent is referencing the Company's live animal supplier Rainbow Exotics, Inc. located in Texas ("***Rainbow***"), which was the subject of a segment on the NBC *Today Show* in January 2008. This statement should be excluded as it suggests the statements that follow are just a few of the abuses documented by the Proponent and directing investors to the Proponent's website to read additional alleged abuses. This is a blatant attempt by the

Proponent to try to evade Rule 14a-8(d) which limits the Proponent's proposal and supporting statement to 500 words. By directly referring stockholders to the Proponent's website, the Proponent has incorporated the numerous false, misleading and unsupportable statements contained on such website into the supporting statement for the Proposal, thereby circumventing Rule 14a-8(d) and violating Rule 14a-9.

5. **Proponent's Statement:** *"Rabbits underwent neuter surgeries at the ungloved, unsanitized hands of an employee (who was not a veterinarian) in a dirty room with an often-contaminated, dull razor. The employee prepped rabbits' scrotums with Purell Hand Sanitizer. He wiped blood off fresh, open incisions with Clorox Disinfecting Wipes, which was deemed "completely inappropriate and dangerous" by a veterinary expert who reviewed the footage. An improperly anesthetized rabbit kicked and fought during surgery."*

While the Company does not dispute that a single procedure was secretly filmed during the Proponent's undercover investigation at Rainbow, the statements are false and misleading as they suggest that such "surgeries" were routine and common place. The Company was advised by Rainbow that this was not the case and while the situation was inappropriate and potentially harmful to the rabbit, measures were subsequently taken to ensure that it did not recur. The Proponent has offered no proof aside from a single recorded incident that multiple "rabbits" underwent "surgeries" with an "often-contaminated" razor.

In addition, as discussed above, in December 2007, the Company determined to not proceed with the sale of rabbits. Therefore, offering this incident as support for the Proposal is inappropriate as it deals with an animal not currently sold by PetSmart in its stores and implies Rainbow similarly treats other animals as it did this rabbit.

In summary, for all the above stated reasons, the statements should be excluded from the Proposal.

6. **Proponent's Statement:** *"Young parrots and cockatoos were deprived of adequate veterinary care . . . Many other animals were also denied veterinary care . . . In more than two months of employment, PETA's investigator never saw a veterinarian visit the facility."*

While the Company does not dispute the video evidence presented by the Proponent of sick and injured birds and animals, the Company does dispute that such birds were "deprived of adequate veterinary care" or that "many other animals were also denied veterinary care". Within a few days of the airing of the Proponent's video on the NBC *Today Show*, approximately ten Company representatives, including two veterinarians, commenced an unannounced review of Rainbow's Texas facility. The Company interviewed on multiple occasions the licensed veterinarian who had been engaged by Rainbow. While the Proponent's statement that the "investigator never saw a veterinarian visit the facility" may be true, Rainbow advised the Company that the investigator worked the second shift, while the veterinarian generally visited the facility during the first shift.

While the Company did observe a number of items which it required Rainbow to remedy, ranging from sanitation to pest control, training and improved documentation and record keeping, the Company did not observe any acts of animal cruelty. The Company did, however, observe some overcrowding of animals in violation of U.S. Department of Agriculture ("***USDA***") standards which were remedied. The Company subsequently conducted weekly conference calls with Rainbow regarding its observations and conducted three more unannounced reviews of the Texas facility. Such reviews were conducted by Company veterinarians.

The Company advises the Staff that it routinely reviews its live animal suppliers at least once per year and such reviews are generally announced to the supplier only a day or two in advance of the visit. In general, the breeding, care and transportation of live animals for commercial sale is regulated by USDA regulations. The Company believes over the past two years it has significantly upgraded the standards to which its suppliers are required to adhere, to levels in excess of the USDA regulations.

In summary, for all the above stated reasons, the statements should be excluded from the Proposal.

Due to the numerous materially false and misleading statements contained in the Proposal, the Company believes attempting to correct and edit the Proposal would be fruitless, and therefore the Proposal should be completely excluded. The Company respectfully submits that the Proposal may be excluded by virtue of Rule 14a-8(i)(3) and the Staff should not allow the defects in the Proposal to be corrected by amendment.

In the alternative, if the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, we respectfully request the Staff recommend the exclusion of the statements specifically discussed above. In the event the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions, whether submitted by the Proponent or any person purportedly acting on behalf of the Proponent, are subject to complete exclusion by the Company if they cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d) of the Exchange Act.

Cooley
GODWARD KRONISH

CONCLUSION

Based on the foregoing, we hereby respectfully request the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2009 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. We would be pleased to provide you with any additional information and answer any questions you may have regarding this subject. Please do not hesitate to call me at (650) 843-5059 or Robert J. Brigham at (650) 843-5053, if we can be of any further assistance in this matter.

Sincerely,

John T. McKenna

cc: Scott A. Crozier, Esq. – *PetSmart, Inc.*
J. Dale Brunk, Esq. – *PetSmart, Inc.*
Robert J. Brigham, Esq. – *Cooley Godward Kronish LLP*

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

EXHIBIT A

2009 PetSmart Shareholder Resolution

RESOLVED, that shareholders request that the Board of Directors produce a report on the feasibility of PetSmart phasing out its sale of live animals by 2014. The report should be produced by December 2009 and should omit proprietary information.

Supporting Statement

During a 2006 undercover investigation at a PetSmart store in Manchester, Conn. – a store with an on-site animal hospital – PETA documented that more than 100 small animals (including hamsters, rats, lizards, chinchillas, and birds) were deprived of veterinary care and slowly dying. Over three days, three different supervisors wrote the following on a sick calico hamster's chart:

- "[Day 1, morning] wobbly, dehydrated, diarrhea ... [Day 1, evening] very lethargic/dehydrated, regressing ...."
- "[Day 2, morning] very wobbly, dehydrated ... [Day 2, evening] dehydrated/getting hard, very lethargic ...."
- "[Day 3, morning] dying, no meds given, can't swallow, regressed ... [Day 3, evening] dead."

The following are some of the abuses documented during a 2007 undercover investigation (see **PetSmartCruelty.com**) at a major PetSmart supplier, which the company still uses:

- Rabbits underwent neuter surgeries at the ungloved, unsanitized hands of an employee (who was not a veterinarian) in a dirty room with an often-contaminated, dull razor. The employee prepped rabbits' scrotums with Purell Hand Sanitizer. He wiped blood off fresh, open incisions with Clorox Disinfecting Wipes, which was deemed "completely inappropriate and dangerous" by a veterinary expert who reviewed the footage. An improperly anesthetized rabbit kicked and fought during surgery.
- Young parrots and cockatoos were deprived of adequate veterinary care, even when they were severely ill or injured. The investigator found a young cockatoo in the trash, documented a huddled-together group of baby conures with foot injuries, and watched a juvenile cockatoo waste away and die after a long, undiagnosed, and untreated illness.
- Many other animals were also denied veterinary care, including ferrets with rectal prolapses, a guinea pig with a broken hip, hamsters with potentially deadly wet tail, and animals injured in fights with cagemates. In more than two months of employment, PETA's investigator never saw a veterinarian visit the facility.

PetSmart also often allows unqualified employees to "diagnose" and attempt to treat sick or injured animals, and its stores have had undisclosed disease outbreaks, which sicken animals and are often transmissible to humans. PetSmart is currently named in a wrongful-death lawsuit involving Joe de la Garza, a Vietnam veteran who died from psittacosis 16 days after his daughter, Amanda, bought a cockatiel from PetSmart.

Cooley
GODWARD KRONISH

These issues have resulted in negative media attention and public outcry against PetSmart. For example, NBC's *Today* show reported that "[at] a major supplier of ... PetSmart ... thousands of animals – rabbits, guinea pigs, birds and more – [were found] ... in allegedly dirty and overcrowded conditions. Some appear to be left for dead."

Given that cruelty to animals, like the abuse documented in PetSmart's stores and supply chain, is a predominant social issue, it is in shareholders' best interest to vote in favor of this proposal.

761035 v3/HN

December 30, 2008

DEC 3 1 2008

PeTA
PEOPLE FOR THE ETHICAL
TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

Mr. Scott A. Crozier
Petsmart Inc.
19601 North 27th Avenue
Phoenix, AZ 85027

Dear Mr. Crozier:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2009 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Merrill Lynch, confirming ownership of 151 shares of Petsmart Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2009 shareholders meeting.

Please contact the undersigned if you need any further information. If Petsmart Inc., will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264 or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott

Matt Prescott, Assistant Director
PETA Corporate Affairs

Enclosures: 2009 Shareholder Resolution
Merrill Lynch Letter

Merrill Lynch

The Baker/Duffy Group

Global Wealth Management
11921 Rockville Pike
Suite 201
Rockville, MD 20852

T 301 468 3000 Main
866 832 5419 Main
F 240 580 1888
gregory_baker@ml.com

Gregory M. Baker, CIMA®
Senior Vice President - Investments
Wealth Management Advisor
301 230 6612

Thomas F. Duffy
Senior Vice President - Investments
301 230 6674

Michael C. Ellis, CFP®
Vice President
301 230 6614

William T. Pappert, CFP®, CIMA®
Vice President
301 230 6628

December 30, 2008

Mr. Scott A. Crozier
Petsmart Inc.
19601 North 27th Avenue
Phoenix, AZ 85027

Re: Shareholder Proposal for Inclusion in the 2009 Proxy Material

Dear Mr. Crozier,

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 151 shares of Petsmart Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Petsmart Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me.

Sincerely,

Abril P. Azmi
Senior Client Associate
Merrill Lynch
Rockville, MD

We are providing the above information as you requested. This information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly statements to be the official documentation of all transactions and all entries to your account.

2009 PetSmart Shareholder Resolution

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

RESOLVED, that shareholders request that the Board of Directors produce a report on the feasibility of PetSmart phasing out its sale of live animals by 2014. The report should be produced by December 2009 and should omit proprietary information.

Supporting Statement

During a 2006 undercover investigation at a PetSmart store in Manchester, Conn.—a store with an on-site animal hospital—PETA documented that more than 100 small animals (including hamsters, rats, lizards, chinchillas, and birds) were deprived of veterinary care and slowly dying. Over three days, three different supervisors wrote the following on a sick calico hamster's chart:

- "[Day 1, morning] wobbly, dehydrated, diarrhea ... [Day 1, evening] very lethargic/dehydrated, regressing ...."
- "[Day 2, morning] very wobbly, dehydrated ... [Day 2, evening] dehydrated/getting hard, very lethargic ...."
- "[Day 3, morning] dying, no meds given, can't swallow, regressed ... [Day 3, evening] dead."

The following are some of the abuses documented during a 2007 undercover investigation (see **PetSmartCruelty.com**) at a major PetSmart supplier, which the company still uses:

- Rabbits underwent neuter surgeries at the ungloved, unsanitized hands of an employee (who was not a veterinarian) in a dirty room with an often-contaminated, dull razor. The employee prepped rabbits' scrotums with Purell Hand Sanitizer. He wiped blood off fresh, open incisions with Clorox Disinfecting Wipes, which was deemed "completely inappropriate and dangerous" by a veterinary expert who reviewed the footage. An improperly anesthetized rabbit kicked and fought during surgery.
- Young parrots and cockatoos were deprived of adequate veterinary care, even when they were severely ill or injured. The investigator found a young cockatoo in the trash, documented a huddled-together group of baby conures with foot injuries, and watched a juvenile cockatoo waste away and die after a long, undiagnosed, and untreated illness.
- Many other animals were also denied veterinary care, including ferrets with rectal prolapses, a guinea pig with a broken hip, hamsters with potentially deadly wet tail, and animals injured in fights with cagemates. In more than two months of employment, PETA's investigator never saw a veterinarian visit the facility.

PetSmart also often allows unqualified employees to "diagnose" and attempt to treat sick or injured animals, and its stores have had undisclosed disease outbreaks, which sicken animals and are often transmissible to humans. PetSmart is currently named in a wrongful-death lawsuit involving Joe de la Garza, a Vietnam veteran who died from psittacosis 16 days after his daughter, Amanda, bought a cockatiel from PetSmart.

These issues have resulted in negative media attention and public outcry against PetSmart. For example, NBC's *Today* show reported that "[at] a major supplier of ... PetSmart ... thousands of animals—rabbits, guinea pigs, birds and more—[were found] ... in allegedly dirty and overcrowded conditions. Some appear to be left for dead."

Given that cruelty to animals, like the abuse documented in PetSmart's stores and supply chain, is a predominant social issue, it is in shareholders' best interest to vote in favor of this proposal.